UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

May 15, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200
West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8. Certain Unregistered Sales of Equity Securities

On or about May 7 through May 12, 2026, the Company entered into arrangements with certain investors to raise capital through the issuance of convertible promissory notes with accompanying warrants (the “Notes”) in a private placement transaction (the “Bridge Financing”). The Bridge Financing is being conducted pursuant to a non-binding term sheets dated September 18, 2025, and final investment documents are expected to be entered into with investors from time to time. The Notes are expected to have a twelve-month maturity, bear interest at a rate of 10.0% per annum, and be convertible, at maturity or upon certain events, into shares of the Company’s common stock at a fixed conversion price. In connection with the issuance of the Notes, the Company expects to issue warrants to purchase shares of common stock on the terms described in the applicable investment documents. The Notes are unsecured and may be prepaid by the Company prior to maturity. The securities issued in the Bridge Financing have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered and sold in reliance on applicable exemptions from registration therefrom, including Section 4(a)(2) of the Securities Act.

On May 7 through May 12, 2026, the Company completed a Bridge Financing with certain investors pursuant to which the Company issued (i) Notes in the principal amount of $750,000 and (ii) 344,828 warrants exercisable at $2.175 per share, each warrant exercisable for one voting common share of the Company that expires five years from the date of issuance. Additionally, DBA Latam (the “Broker”) received a cash commission equal to 7% of the aggregate gross proceeds on $250,000 in the amount of $17,500 and 3.33%, 8,325 Broker Warrants (“Broker Warrants”) exercisable at $2.00 per share, each warrant exercisable for one voting common share of the Company that expires five years from date of issuance.

All previous Bridge Financings have been disclosed in the Company’s Form 1-K that was filed on March 20, 2026, Form 1-U/A filed on April 15, 2026 and Form 1-SA filed on April 22, 2026.

Copies of the Bridge Financing term sheet, the form of the Note, the form of the warrants relating to the Notes, and the form of convertible note and warrant purchase agreement have been filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Current Report on Form 1-U. Copies of DBA Latam LLC Engagement Letter and Form of Warrant have been filed as Exhibits 99.5 and 99.6, respectively, to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Bridge Financing Term Sheet (incorporated by reference to Exhibit 99.2 on Company’s Form 1-U (File No. 24R-00694) Filed on January 6, 2026)
99.2	Form of Convertible Promissory Note (incorporated by reference to Exhibit 99.3 on the Company’s Form 1-U (File No. 24R-00694) Filed on January 6, 2026)
99.3	Form of Warrant (incorporated by reference to Exhibit 99.4 on the Company’s Form 1-U (File No. 24R-00694) Filed on January 6, 2026)
99.4	Form of Convertible Note and Warrant Purchase Agreement (incorporated by reference to Exhibit 99.5 on the Company’s Form 1-U/A (File No. 24R-00694) filed on April 15, 2026)
99.5	Engagement Agreement between Naqi Logix Inc. and DBA Latam LLC
99.6	Form of Broker Warrant with DBA Latam LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer

Date: May 15, 2026

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